Subject to Completion
             Preliminary Pricing Supplement Dated November 20, 2002


Pricing Supplement dated                                          Rule 424(b)(3)
(To Prospectus dated November 30, 2001                        File No. 333-72676
and Prospectus  Supplement dated                             Cusip No. 88319QE82
November 30, 2001)


                          Textron Financial Corporation
                           Medium-Term Notes, Series E
                     Due 9 Months or More from Date of Issue

                          Textron Financial Corporation
                         Medium-Term Notes, Series E-CAD
                     Due 9 Months or More from Date of Issue

                      Fully and Unconditionally Guaranteed
                                       by

                          Textron Financial Corporation

                               Floating Rate Note

Issuer: Textron Financial Corporation

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Principal Amount: $                       Initial Interest Rate: %

Agent's Discount or Commission: %         Original Issue Date: November , 2002

Net Proceeds to Issuer: $                 Stated Maturity Date: December 1, 2007
--------------------------------------------------------------------------------

Interest Category:  Regular Floating Rate Note

Base Interest Rate: Treasury Rate (the auction rate on Treasury Bills having the
                    Index Maturity specified below)

Spread (+/-): plus 190 basis points      Maximum Interest Rate: 7.00%-7.25% per
                                         annum (to be determined upon the
                                         pricing date for the Notes)

Spread Multiplier: N/A                   Minimum Interest Rate: N/A

Index Maturity: Three months

Interest Reset Dates: Quarterly, on the 1st day of each March, June, September and December, commencing March 1, 2003.

Interest Payment Dates: Quarterly, on the 1st day of each March, June, September and December, commencing March 1, 2003.

Interest Determination Dates: The day in the week in which the related Interest Reset Date falls on which day Treasury Bills are normally auctioned. Treasury Bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that the auction may be held on the preceding Friday; provided, however that if an auction is held on the Friday of the week preceding the Interest Reset Date, the related Interest Determination Date will be the preceding Friday.

Calculation Agent (if other than SunTrust Bank):

Day Count Convention:

[ ]    Actual/360 for the period from ____ to ______
[X]    Actual/Actual for the period from November ____, 2002 to
       December 1, 2007
[ ]    30/360 for the period from _______ to _______

Redemption

[X]    The Notes cannot be redeemed prior to the Stated Maturity Date.
[ ]    The Notes can be redeemed prior to Stated Maturity Date.
       Initial Redemption Date:
       Initial Redemption Percentage: ____%
       Annual Redemption Percentage Reduction: ____% until Redemption Percentage is 100% of the Principal Amount.

Optional Repayment:

[ ] The Notes cannot be repaid prior to the Stated Maturity Date.
[X] The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes. See "Survivor's Option" under Additional Terms below.

Specified Currency (if other than U.S.dollars):

Authorized Denomination (if other than $1,000 and integral multiples thereof):

Original Issue Discount:  [ ] Yes [X] No

    Issue Price: _____%
    Total Amount of OID:
    Yield to Maturity: ______%
    Initial Accrual Period OID:

Agent:

   [X] Merrill Lynch, Pierce, Fenner & Smith    [ ] First Union Securities, Inc.
        Incorporated                            [ ] Fleet Securities, Inc.
   [ ] Banc of America Securities LLC           [ ] J.P. Morgan Securities Inc.
   [ ] Banc One Capital Markets, Inc.           [ ] Salomon Smith Barney Inc.
   [ ] Barclays Capital Inc.                    [ ] UBS Warburg LLC
   [ ] Credit Suisse First Boston Corporation   [ ] Other: _____________
   [ ] Deutsche Bank Alex. Brown Inc.

Agent acting in the capacity as indicated below:

   [ ] Agent [X] Principal

If as Principal:

   [ ] The Notes are being  offered  at  varying  prices  related to  prevailing market prices at the time of resale.
   [X] The Notes are being offered at a fixed initial  public  offering price of
       _____% of the Principal Amount.

If as Agent:

   The Notes are being offered at a fixed initial public offering price of 100% of the Principal Amount.

Additional Terms:


                                Survivor's Option

     The Notes are being offered subject to a "Survivor's Option", which is a provision pursuant to which Textron Financial Corporation agrees to repay or repurchase a Note, if requested and subject to certain conditions, following the death of the beneficial owner of the Note, so long as the Note was acquired by the beneficial owner at least six months prior to the request.

     Upon the valid exercise of the Survivor's Option and the proper tender of a Note for repayment or repurchase, Textron Financial Corporation will, at its option, either repay or repurchase that Note, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner's beneficial interest in the Note plus accrued interest to the date of repayment or repurchase.

     To be valid, the Survivor's Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the Note under the laws of the appropriate jurisdiction (including, without limitation, the personal representative or executor of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner). A beneficial owner of the Note is a person who has the right, immediately prior to such person's death, to receive the proceeds from the disposition of the Note, as well as the right to receive payment of the principal of the Note.

     The death of a person holding a beneficial interest in a Note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder's spouse, will be deemed the death of a beneficial owner of the Note, and the entire principal amount of the Note so held will be subject to repayment or repurchase. However, the death of a person holding a beneficial interest in a Note as tenant in common with a person other than such deceased holder's spouse will be deemed the death of a beneficial owner only with respect to such deceased person's interest in the Note.

     The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership (described above) of a Note will be deemed the death of the beneficial owner of the Note for purposes of this provision, regardless of the registered holder of the Note, if the beneficial interest can be established to the satisfaction of SunTrust Bank (the "Trustee"). The beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife. In addition, the beneficial interest will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in the Note during his or her lifetime.

     Textron Financial Corporation has the discretionary right to limit the aggregate principal amount of Notes as to which exercises of the Survivor's Option shall be accepted from all deceased beneficial owners in any calendar year to an amount equal to the greater of $2,000,000 or 2% of the principal amount of all Notes outstanding as of the end of the most recent calendar year. Textron Financial Corporation also has the discretionary right to limit to $250,000 in any calendar year the aggregate principal amount of acceptances of exercise of the Survivor's Option in such calendar year for any individual deceased beneficial owner. In addition, Textron Financial Corporation will not permit the exercise of the Survivor's Option except in principal amounts of $1,000 and multiples of $1,000.

     An otherwise valid election to exercise the Survivor's Option may not be withdrawn. Each election to exercise the Survivor's Option will be accepted in the order all such elections are received by the Trustee, except for any Note the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment or repurchase pursuant to exercise of the Survivor's Option normally will be repaid or repurchased on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. For example, if the acceptance date of a Note tendered pursuant to a valid exercise of the Survivor's Option is May 15, 2003, and interest on that
Note is paid quarterly, Textron Financial Corporation would normally, at its option, repay or repurchase that Note on the interest payment date occurring on September 1, 2003, because the June 1, 2003 interest payment date would occur less than 20 days from the date of acceptance. Each tendered Note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such Notes were originally tendered. If a Note tendered pursuant to a valid exercise of the Survivor's Option is not accepted, the Trustee will deliver a notice by first-class mail to the registered holder, at its last known address as indicated in the Note register, that states the reason the Note has not been accepted for payment.

     Since the Notes are in book-entry form and are represented by a global note, The Depositary Trust Company ("DTC") or its nominee is treated as the holder of the Notes and will be the only entity that can exercise the Survivor's Option for such Notes. To obtain repayment or repurchase pursuant to exercise of the Survivor's Option for a Note, the deceased beneficial owner's authorized representative must provide the following to the broker or other entity through which the beneficial interest in the Note is held by the deceased beneficial owner:

     o a written instruction to such broker or other entity to notify DTC of the authorized person's desire to obtain repayment pursuant to exercise of the Survivor's Option;

     o appropriate evidence satisfactory to the Trustee (a) that the deceased was the beneficial owner of the Note at the time of death and the interest in the Note was acquired by the deceased beneficial owner at least six months prior to the request for repayment or repurchase, (b) that the death of the beneficial owner has occurred, (c) of the date of death of the beneficial owner, and (d) that the representative has authority to act on behalf of the deceased beneficial owner;

     o if the interest in the Note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the Trustee from the nominee attesting to the deceased's beneficial ownership in such Note;

     o a written request for repayment or repurchase signed by the representative of the deceased beneficial owner with signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

     o    if applicable, a properly executed assignment or endorsement;

     o tax waivers and any other instruments or documents that the Trustee reasonably requires in order to establish the validity of the beneficial ownership of the Notes and the claimant's entitlement to payment; and

     o any additional information the Trustee requires to evidence satisfaction of any conditions to the exercise of the Survivor's Option or to document beneficial ownership or authority to make the election and to cause the repayment or repurchase of the Notes.

     In turn, the broker or other entity will deliver each of these items to the Trustee, together with evidence satisfactory to the Trustee from the broker or other entity stating that it represents the deceased beneficial owner.

     Textron Financial Corporation retains the right to limit the aggregate principal amount of Notes as to which exercises of the Survivor's Option will be accepted in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor's Option will be determined by the Trustee, in its sole discretion, which determination will be final and binding on all parties.

     The broker or other entity will be responsible for disbursing payments received from the Trustee to the representative. See "Book-Entry System" beginning on page S-26 of the Prospectus.

     Forms for the exercise of the Survivor's Option may be obtained from the Trustee, 25 Park Place, 24th Floor, Atlanta, Georgia 30303-2900, Attention:
Corporate Trust Department.

     If applicable, Textron Financial Corporation will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934, and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repayment of Notes at the option of the registered holders thereof.

          Terms are not completed for certain items above because such items are not applicable.